FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a report by Registrant dated October 17, 2012, announcing  that it has appointed Michael Barthlow as General Manager for North America.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 17, 2012	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat Strengthens US Sales Efforts
With Key Appointment of Michael Barthlow

Petah Tikva, Israel, October 17, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it has appointed Michael Barthlow as General Manager for North America.

Previously, Michael served as VP Sales, Harris RF Communications for the Department of Defense and Federal Agencies where he led a team that delivered several hundred millions of dollars in annual orders for tactical and land mobile radio communications. He has also held executive business development and strategic capture positions with Northrop Grumman Mission Systems, working with major US defense agencies. As a US Marine Corps communications officer, Michael has served as a battalion S-6 in the Fleet Marine Force and as the Chief of Joint Theater Data Networks for US Central Command, during Operations Enduring Freedom and Iraqi Freedom.

"Michael brings to his new position a rich background in tactical communications - both through his impressive corporate track record and from his own military experience,” said Brigadier General (Res.) Moshe Tamir, Gilat's Vice President of Defense and Security Division. “This combination of communications technology, knowledge of military applications, and a proven ability to deliver strong sales results will be a tremendous asset to the Company, strengthening our position with US defense system integrators, the US Department of Defense and other agencies and organizations.”

Michael will be based in McLean, Virginia. Visitors to the upcoming MILCOM 2012 exhibition can meet Michael at the Gilat booth 1123, October 29 - November 1, at the Gaylord Palms Convention Center, Orlando, Florida.

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About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks, LTD.
+1 516 478 9697
davidle@gilat.com